Exhibit (b)-(20)

To:	Dream Merger Sub Limited (the “Borrower”) c/o 16/F, A3 Building, Kexing Science Park 15 Keyuan Road North, Nanshan District Shenzhen, Guangdong, 518057 People’s Republic of China

Attention:	Michael Xiangyu Chen

31 December 2015

STRICTLY PRIVATE & CONFIDENTIAL

Dear Sirs,

PROJECT DREAM – FEE LETTER

We refer to the commitment letter from Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch to the Borrower dated on or about the date hereof (as amended and/or supplemented from time to time, the “Commitment Letter”). This letter (including the agreement constituted by the Borrower’s acknowledgement of its terms) (this “Letter”) is the Fee Letter referred to in the Commitment Letter. Terms defined in the other Underwriting Documents (as defined in the Commitment Letter, and in each case as amended and/or supplemented from time to time) shall have the same meaning and construction in this Letter unless a contrary indication appears herein. In addition:

1.	Upfront Fee

The Borrower agrees to pay (or procure to be paid) to the Mandated Lead Arranger a non-refundable upfront fee (the “Upfront Fee”) in US$ as follows:

(i)	if the Facility Agreement is executed and the Facility is utilized, (x) an amount equal to US$5,957,000 (being 3.7 per cent. flat on the amount of the Facility), which fee will be paid on the first Drawdown Date;

(ii)	if the Facility Agreement is executed and the Acquisition under the Merger Agreement is consummated within 9 months after countersignature by the Borrower to the Commitment Letter, but the Facility is not utilized, an amount equal to US$4,347,000 (being 2.7 per cent. flat on the amount of the Facility), which fee will be paid within 5 business days upon the written notice of the Mandated Lead Arranger; or

(iii)	if the Facility Agreement is executed but the Facility is not utilized within 9 months after countersignature by the Borrower to the Commitment Letter, an amount which is calculated at a rate of 1.32 per cent. (on an annualized basis) based on the amount of the Facility and such amount will accrue from day to day and shall be computed on the basis of the actual number of days elapsed and a year of 360 days, which fee will be paid on the last day of 9 months from the countersignature by the Borrower to the Commitment Letter; for the avoidance of doubt, if conditions set forth under paragraph (ii) above are satisfied (i.e., the Facility Agreement is executed and the Acquisition under the Merger Agreement is consummated within 9 months after countersignature by the Borrower to the Commitment Letter, but the Facility is not utilized), the Upfront Fee under paragraph (ii) above shall apply.

2.	General

2.1	Once paid, any fees referred to in this Letter (or any part thereof) or under any other Underwriting Document shall not be refundable under any circumstances. All fees payable hereunder and/or under the Underwriting Documents shall be in addition to reimbursement of out-of-pocket expenses of the Mandated Lead Arranger and the Underwriter, which you shall pay in accordance with the Underwriting Documents.

2.2	It is understood and agreed that this Letter shall not constitute or give rise to any obligation of the Mandated Lead Arranger to arrange or provide any financing or financial accommodation, and such obligation will arise only to the extent provided in the Commitment Letter if accepted in accordance with its terms.

2.3	This Letter may only be amended (and the provisions hereof may only be waived) by agreement in writing among all of the parties hereto.

2.4	You agree that this Letter and its contents are subject to the confidentiality and other provisions of the Commitment Letter.

2.5	Paragraphs 7.6, 12, 16.2, and 18 of the Commitment Letter shall apply to this Letter as if set out in full in this Letter mutatis mutandis.

2.6	Unless expressly provided to the contrary in an Underwriting Document, a person which is not a party to an Underwriting Document has no right to enforce or to enjoy the benefit of that Underwriting Document.

2.7	This Letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.

2.8	The provisions of this Letter shall survive any expiry or termination of any of the other Underwriting Documents or the commitments or obligations thereunder and/or any execution or delivery of the Facility Agreement.

2.9	This Letter is governed by the laws of the State of New York.

2.10	The courts of the State of New York have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter including any dispute relating to any non-contractual obligation arising out of or in connection with this Letter.

2.11	Without prejudice to any other mode of service allowed under any relevant law:

(a)	the Borrower irrevocably appoints Law Debenture Corporate Services Inc. Inc. as its agent for service of process in relation to any proceedings before the courts of the State of New York in connection with this Letter;

(b)	the Mandated Lead Arranger irrevocably appoints Law Debenture Corporate Services Inc. as its agent for service of process in relation to any proceedings before the New York courts in connection with this Letter;

(c)	the parties to this letter agrees that failure by a process agent to notify the relevant appointee of any process will not invalidate the proceedings concerned; and

(d)	the parties to this letter agrees that service of any process, summons, notice or document by registered mail or overnight courier addressed to any of the parties hereto at the addresses above shall be effective service of process against such party for any suit, action, proceeding, claim or counterclaim brought in any court.

2.12	If any person appointed as an agent for service of process for a party to this letter is unable for any reason to act as that party’s agent for service of process, the relevant party to this letter must promptly (and in any event within 10 Business Days of such event taking place) appoint another such agent on terms reasonably acceptable to, in the case of an appointment by you, the Mandated Lead Arranger, in the case of an appointment by the Mandated Lead Arranger, by you. Failing this, the Mandated Lead Arranger, in the case of a failure by you to appoint another such agent, or you, in the case of the Mandated Lead Arranger failing to appointment such other agent, may appoint another agent for the relevant party for this purpose.

If you agree to the above, please acknowledge your agreement and acceptance by signing and returning to us a copy of this Letter countersigned by you.

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Yours faithfully

/s/ Haoxin Wang
For and on behalf of

Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch

[Company chop is affixed]

as Mandated Lead Arranger

[Signature Page to the Fee Letter]

We acknowledge and agree to the above:

/s/ Michael Xiangyu Chen
For and on behalf of
Dream Merger Sub Limited

Date: 31 December 2015

[Signature Page to the Fee Letter]